SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to                               .

Commission file number  002-79734

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below: U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: U.S.B. Holding Co., Inc., 100 Dutch Hill Road, Orangeburg, New York 10962

U.S.B. HOLDING CO., INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Table of Contents

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005

Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2006 and 2005

Notes to Financial Statements

Supplemental Schedule –

Form 5500, Schedule H, Part IV, Line 4 (i): — Schedule of Assets (Held at End of Year) as of December 31, 2006

Signatures

Exhibit Index

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
U.S.B. Holding Co., Inc. Employee Stock Ownership Plan
(With 401(k) Provisions)
Orangeburg, New York

We have audited the accompanying statements of net assets available for benefits of U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

/s/ DELOITTE & TOUCHE LLP

New York, New York
June 27, 2007

U.S.B. HOLDING CO., INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2006 and 2005

	2006	2005
Assets:
Investments – at fair value:
Participant directed investments	$34,106,037	$30,715,878
Non participant directed investments	17,418,203	16,012,697

Loans to participants	593,598	499,679
Interest bearing investments	332,776	617,265
Total Investments	52,450,614	47,845,519

Cash	50,852	430

Receivables:
Employer contributions receivable	629,859	654,216
Dividends receivable	257,810	241,669
Total Receivables	887,669	895,885
Total Assets	53,389,135	48,741,834

Liabilities:
Other liabilities	2,459	2,317
Total Liabilities	2,459	2,317

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT FAIR VALUE	53,386,676	48,739,517

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	28,536	(16,104)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$53,415,212	$48,723,413

See accompanying notes to financial statements.

U.S.B. HOLDING CO., INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2006 and 2005

	2006	2005
ADDITIONS:
Contributions:
Participant contributions	$1,703,615	$1,884,327
Employer contributions	979,859	939,032
Total contributions	2,683,474	2,823,359

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	4,895,872	(3,471,263)
Dividends and interest	1,296,120	1,156,346
Total investment income (loss)	6,191,992	(2,314,917)

DEDUCTIONS:
Benefits paid to participants	(4,088,648)	(3,878,981)
Administrative and interest expenses	(95,019)	(97,618)
Total deductions	(4,183,667)	(3,976,599)

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	4,691,799	(3,468,157)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	48,723,413	52,191,570

End of year	$53,415,212	$48,723,413

 See accompanying notes to financial statements.

U.S.B. HOLDING CO., INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Notes to Financial Statements

For the Years Ended December 31, 2006 and 2005

(1)           Description of the Plan

The following brief description of the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) is presented for general information purposes only and is not intended to be a summary plan description for participants.  Participants should refer to the Plan document for more complete information.

General

The Plan is a restatement and consolidation of two predecessor plans — the U.S.B. Holding Co., Inc. Profit Sharing and Thrift Plan, and the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (collectively the “Predecessor Plans”).  The Predecessor Plans became effective January 1, 1985 and were maintained separately by the sponsor, U.S.B. Holding Co., Inc. (the “Company”).  Effective January 1, 1994, the Predecessor Plans’ assets and liabilities were combined to form the Plan.  All then-current participants in the Predecessor Plans became participants in the Plan upon formation.

On September 30, 1999, the Tappan Zee Financial, Inc. Employee Stock Ownership Plan (the “TPZ ESOP”) was merged into the Plan.  Tappan Zee Financial, Inc. (“TPZ”), a thrift holding company, was acquired by the Company on August 31, 1998, and each outstanding share of TPZ common stock, including shares held by the TPZ ESOP, was exchanged for Company common stock based on an exchange ratio.  These employees also fully vested immediately in any shares allocated to them after the merger.  All other terms of the Plan remain substantially the same as those in effect prior to the merger.

The assets of the KSOP Plan are held by two custodians.  Merrill Lynch is the custodian for the Company stock and Wilmington Trust Company is the custodian for the Mutual Funds and the Met Life Stable Value Fund (“Met Life Investment Option”).  Effective May 7, 2007, a custodian change was made to the Plan (see Note 10).

The Plan is a stock bonus plan or “KSOP,” which contains Internal Revenue Code (“IRC”) Section 401(k) features and is intended to qualify under IRC Section 401(a).  The Plan is also designed to be an employee stock ownership plan (ESOP) under IRC Section 4975(e)(7).

The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan’s Board of Trustees and an Administrative Committee manage the operation and administration of the Plan for the exclusive benefit of participants and their beneficiaries.

Eligibility and Participation

The Plan covers all eligible employees of the Company and its wholly-owned subsidiaries, principally Union State Bank (the “Bank”).  Employees are eligible to participate in the Plan if they are age 18 or older; and eligible for employer contribution if they have 1,000 hours of service during the Plan year and are employed on the last day of the Plan year. Participants who do not have at least 1,000 hours of service during a Plan year are eligible to make salary deferrals but are generally not eligible for an allocation of Company contributions and participant forfeitures for that year.

Contributions

The Plan’s 401(k) feature allows participants to make elective contributions in the form of salary reduction contributions and voluntary participant contributions.  Salary reduction contributions are made on a before-tax basis and may range from 1% to 15% of a participant’s compensation, subject to certain IRC limitations.  The Plan was amended effective January 1, 2002 to permit “catch up” salary reduction contributions by participants age 50 or older.  Rollover contributions are also permitted under the Plan, under specified conditions.  Employee contributions for 2006 and 2005 consisted of (1) salary reduction contributions of $1,685,979 and $1,834,554, and (2) rollover contributions of $17,636 and $49,773, respectively.

U.S.B. HOLDING CO., INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Notes to Financial Statements

For the Years Ended December 31, 2006 and 2005

The Company may make a 401(k) contribution in the form of Matching Contributions.  Matching Contributions are determined by the Company and may equal up to 50% of the participant’s Salary Reduction Contributions for the year, subject to a maximum Matching Contribution of 4% of the participant’s compensation (as defined).  Basic Contributions are discretionary contributions that may be authorized by the Company.  Under the Plan’s ESOP feature, the Company’s Board of Directors may make an employer contribution to the Plan (“Optional Contribution”) that is invested primarily in the Company’s common stock.  No Basic Contributions have been authorized or made by the Company for 2006 and 2005.  Participants who have attained age 55 and have completed 10 years of participation under the Plan are eligible and may elect to diversify a certain percentage of the employer Basic and Optional Contribution amounts, which are primarily invested in Company stock.  An Optional Contribution of $350,000 and $250,000 was made by the Bank in 2006 and 2005, respectively.  For 2006 and 2005, employer contributions included Matching Contributions of $629,859 and $654,216, respectively.  For 2005, employer contributions included $34,816, which represented contributions by the Company for principal and interest payments on the Employee Stock Ownership Plan (“ESOP”) loan payable.  The ESOP loan was paid off in June 2005.

Investments

Contributions made by Plan participants and the Company Matching Contributions are invested in (1) a fund investing primarily in the Company’s common stock, (2) a fixed income fund investing in interest bearing investments, (3) a stable value fund with guaranteed investment contract, or (4) a series of funds investing in shares of registered investment companies (mutual funds).  Participants may direct their own contributions and related employer Matching Contributions to the foregoing investment fund options.  The Plan permits periodic participant directed changes in allocation percentages and transfers between such funds.  The Trustees of the Plan are authorized to establish other funds from time to time.  Optional Contributions are invested in Company stock.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Participant accounts are credited with employee Salary Reduction Contributions and related employer Matching Contribution, an allocation of the Company’s Basic and Optional Contributions, an allocation of common stock related to the reduction of the ESOP loan, Plan earnings, and forfeitures of terminated participants’ nonvested accounts, and charged with distributions, as well as an allocation of investment losses and administrative expenses.  Allocations of employer Basic and Optional Contributions are based on participant compensation, subject to IRC limitations as defined, in proportion to total aggregate compensation.

Payment of Benefits

Distributions of benefits upon death, disability, retirement, or other termination of a participant’s employment are payable either in a lump-sum payment, equal annual installments over a specified period, or a combination thereof. Participants must begin receiving required minimum distributions of benefits upon reaching age 70-1/2; however, such required minimum distribution may be deferred if the participant is currently employed and is not a 5% owner of the Company.  For the 401(k) portion of the Plan, participants may elect to receive distributions in whole shares of Company common stock (to the extent of such investment in the participant’s account), cash, or a combination of both.  The Plan, as amended, requires that distributions with respect to the ESOP portion of the Plan be made in whole shares of Company common stock and are valued at fair market value at the time of distribution.  Payment of benefits is recorded when paid.  Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were approximately $48,000 at December 31, 2006.

U.S.B. HOLDING CO., INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Notes to Financial Statements

For the Years Ended December 31, 2006 and 2005

Vesting

Participants are at all times fully-vested in their account balances, except for balances attributable to Optional Contributions that vest over a seven-year period in accordance with a schedule set forth in the Plan document.  Participants also have a nonforfeitable right to their entire account balance in the case of death, disability, or retirement.  Upon a change in control of the Company, participants’ account balances become 100% vested.

Forfeitures

Upon the termination of employment of a participant or former participant for any reason other than death, disability, or retirement, any unvested portion of a participant’s account balance is forfeited (1) when the employee receives a distribution, or (2) after the employee incurs five consecutive one-year breaks in service, whichever is earlier.  Forfeitures are reallocated to the accounts of the remaining Plan participants based on participant compensation (subject to IRC limitations) in proportion to total aggregate compensation.

In 2006, forfeitures of $32,848 relating to 2005 were allocated to participants accounts.  In 2005, forfeitures relating to 2004 and 2003 of $26,255 and $53,696, respectively, were allocated to participant’s accounts.  Forfeitures of $17,957 relating to 2006 will be allocated in 2007.

Administrative Expenses

Certain expenses of administering the Plan are charged to and paid out of Plan assets attributable to the Company’s Optional Contribution (or, if an Optional Contribution is not made, net investment earnings or other contributions).  In addition, the Company or the Bank may directly pay all or any portion of such expenses, which shall not be deemed to be employer contributions.  The Company and Bank paid directly expenses attributable to the KSOP of approximately $100,000 in 2006 and $76,000 in 2005.

Participant Loans

Under the Plan, participants may borrow from their account for certain specified purposes.  The maximum loan amount to any participant is limited to the lesser of (1) 50% of the participant’s vested account balance, or 100% of the participant’s  investment account other than Company stock (whichever is less), or (2) $50,000.  The minimum loan amount is $1,000.  The Plan’s loan policy imposes a limit on the number of loans outstanding, at any one time, to any participant to three.  The interest rate charged is a fixed rate determined based on the Bank’s prime rate plus 1% at the close of the application process.  The term of a loan may not exceed five years, except that a loan for the acquisition or construction of a participant’s principal residence may have an eight-year term.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account.  The Plan Trustees vote unallocated shares and allocated shares for which no instructions are received at their discretion.

U.S.B. HOLDING CO., INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Notes to Financial Statements

For the Years Ended December 31, 2006 and 2005

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Company’s common stock is listed on the New York Stock Exchange (the “NYSE”).  Accordingly, the fair value of the shares held at December 31, 2006 and 2005 was determined based on the closing market price as reported by the NYSE.  Changes in the fair value of the Company’s common stock are reported in the statements of changes in net assets available for benefits.

Shares of registered investment companies are reported at fair values based on quoted market prices, which represent the net asset value of shares held by the Plan at year end.  The Met Life Investment Option includes a guaranteed investment contract (“GIC”) whose underlying investments are stated at fair value.  Fair value of the underlying investments is determined by the issuer of the GIC based quoted on market prices.  The Met Life Investment Option is reported at fair value and adjusted to contract value.  Interest-bearing investments and loans to participants are reported at their stated amounts, which approximates fair values.

Dividend income on Company stock is recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.  Purchases and sales of investments are recorded on a trade-date basis.

Adoption of New Accounting Guidance

The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value, as well as an additional line item showing an adjustment from fair value to contract value for fully benefit-responsive contracts.  The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

U.S.B. HOLDING CO., INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Notes to Financial Statements

For the Years Ended December 31, 2006 and 2005
(3)	Investments

The following summarizes investments for the Plan as of December 31, 2006 and 2005.  Investments that exceed 5% of net assets available for Plan benefits for 2006 and 2005 were the Company’s common stock and the Met Life Investment Option.  At December 31, 2006 and 2005, the Met Life Investment Option had 222,169 units with a contract value of $2,995,568 and fair value of $2,967,032 and 261,984 units with contract value of $3,373,022 and fair value of $3,389,126, respectively.  See Investment Contract with Insurance Company section below for further information relating to the Met Life Investment Option.

U.S.B. Holding Co., Inc. Common Stock

The following is a summary of information concerning the Plan’s investment in the Company’s common stock:

	Number of Shares	Cost Basis	Fair Value
December 31, 2006:
Allocated shares	1,718,733	$8,539,735	$41,421,465

December 31, 2005:
Allocated shares	1,726,204	$7,425,502	$37,389,579

During the years ended December 31, 2006 and 2005, the Plan recorded dividend income on Company stock of $983,498 and $928,533, respectively.

During the year ended December 31, 2005, 15,847 shares were acquired with the proceeds from an ESOP loan payable and previously unallocated shares were allocated to participants.  The ESOP loan was paid off in June 2005.    During the year ended December 31, 2006, no shares were acquired with such proceeds (see Note 5).

The Company’s common stock investment includes non-participant directed investments (see Note 4).  All other investments are participant directed.

Registered Investment Companies

The following is a summary of the fair value of registered investment companies shares at December 31:

	2006	2005

American Funds Washington Mutual Fund, Inc.	$1,577,993	$1,251,406
AIM Constellation Fund	922,017	926,625
American Balanced Fund Class A	878,008	853,379
Fidelity Advisor Equity Growth Fund	89,089	782,447
Munder Index 500 Fund Class A	905,117	751,833
Templeton Foreign Fund Class A	663,507	497,473
PIMCO Total Return Fund Class A	538,849	398,914
Allianz Small Cap Value Fund Class A	431,144	270,758
Lord Abbett Mid Cap Fund Class A	146,982	83,243
AIM Small Cap Growth Fund Class A	146,033	80,590
Fidelity Mid Cap Fund	837,004	53,202
Total	$7,135,743	$5,949,870

U.S.B. HOLDING CO., INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Notes to Financial Statements

For the Years Ended December 31, 2006 and 2005

Investment Contract with Insurance Company

The Plan provides a Met Life Investment Option to participants, which simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate  and a portfolio of financial instruments that are owned by the issuer, MetLife Insurance Company (“MetLife”).  The GIC contract includes underlying assets, which are held in trust owned by MetLife, through the Plan’s investment in a MetLife separate account group annuity contract (GAC # 25554).  The contract provides that participants execute plan transactions at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  The contract is reported at fair market value as reported by Met Life and as included in the financial statements.  The contract’s fair value equals the fluctuating value of the separate account of the assets backing the contract.  The Plan’s fair value equals the contract’s fair value times the ratio of the Plan’s guaranteed value to the contract’s guaranteed value.

At December 31, 2006, the MetLife GAC has a credit rating of AA/Aa2 from Moody’s and Standard and Poors, respectively.

The crediting interest rates were 4.64% and 4.35% at December 31, 2006 and 2005, respectively.  The average yield was 5.27% and 4.29% during the years ended December 31, 2006 and 2005, respectively.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  MetLife will guarantee principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active.  Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio.  MetLife will reset the rate quarterly, by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund’s investments.

Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events.  These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.  Certain events, such as plan termination or a plan merger initiated by the plan sponsor, may limit the ability of the plan to transact at contract value.  The Plan sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Interest-Bearing Investments

Interest-bearing investments consisted of  deposit accounts at the Bank and collective trust accounts at Merrill Lynch with balances at December 31, 2006 of $304,828 and $27,948, and at December 31, 2005 of $347,825 and $269,440, respectively.

Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) of the Plan’s investments consisted of the following for the years ended December 31, 2006 and 2005:

	Year Ended December 31,
	2006	2005

U.S.B. Holding Co., Inc. common stock	$4,238,692	$(5,163,499)
Shares of registered investment companies	657,180	1,692,236
Net appreciation (depreciation)	$4,895,872	$(3,471,263)

U.S.B. HOLDING CO., INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Notes to Financial Statements

For the Years Ended December 31, 2006 and 2005

The foregoing amounts include realized and unrealized gains and losses on investments purchased and sold, as well as investments held during the year.

(4)	Nonparticipant-Directed Investments

Information concerning the net assets and significant components of the changes in the net assets related to the Plan’s nonparticipant-directed investments is summarized as follows:

	December 31, 2006	December 31, 2005

Nonparticipant-directed investment in U.S.B. Holding Co., Inc. common stock	$17,418,203	$16,012,697

	Year ended December 31,
	2006	2005
Changes in net assets:
Net appreciation (depreciation) in fair value of investments	$1,957,013	$(1,161,113)
Dividends	405,128	392,212
Employer contributions	350,000	34,816
Benefits paid to participants	(1,306,635)	(1,522,491)
Interest expense	—	(707)
	$1,405,506	$(2,257,283)

(5)	Loan Payable and Unallocated Shares

The TPZ ESOP borrowed approximately $1.3 million from TPZ in 1995 at an interest rate of 8% (“TPZ ESOP Loan”) and used the funds to purchase shares of TPZ common stock.  In connection with the merger of the TPZ ESOP into the Plan in 1998, the Plan assumed the loan obligation of the TPZ ESOP.  Also, the Company assumed the loan receivable as part of its acquisition of TPZ in 1998.  The Bank had made monthly contributions to the Plan sufficient to fund the debt service requirements over the term of the TPZ ESOP Loan, which matured in June 2005.  The remaining principal and interest payments of $34,816 were paid in June 2005.

(6)	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated November 26, 2001 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income tax has been included in the Plan’s financial statements.

(7)	Plan Termination

While it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become fully vested in their accounts.

U.S.B. HOLDING CO., INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Notes to Financial Statements

For the Years Ended December 31, 2006 and 2005

(8)	Exempt Party-In-Interest Transactions

At December 31, 2006 and 2005, the Plan held 1,718,733 shares and 1,726,204 shares, respectively, of Company common stock.  In addition, at December 31, 2006 and 2005, the Plan held $304,828 and $347,825, respectively, in deposit accounts at the Bank.  Additional information with respect to the Company common stock is presented in Note 3.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan.  The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan.  Certain fees, to the extent not paid by the Company, are paid by the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.

(9)           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005.

2006
Net assets available for benefits per financial statements	$53,415,212

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(28,536)
Net assets available for benefits	$53,386,676

2006
Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$4,691,799
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(28,536)
Increase in net assets per the Form 5500	$4,663,263

(10)        Subsequent Events

Effective May 7, 2007, the Plan changed its custodian and record keeper from Wilmington Trust Company and USI Retirement Services, Inc. to Wachovia Bank, NA and USI Consulting Group, respectively.

EIN:   36-3197969
PN:    001

U.S.B. HOLDING CO., INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

Form 5500, Schedule H, Part IV, Line 4(i)

Schedule of Assets (Held at End of Year)

As of December 31, 2006

Identity of issuer, borrower, lessor, or similar party	Description of Investment	Cost		Current value
U.S.B. Holding Co., Inc.*	Common Stock	$8,539,735		$41,421,465
Mutual Funds:
American Funds Washington Mutual Fund, Inc.	Registered investment fund	1,383,313		1,577,993
AIM Constellation Fund	Registered investment fund	799,066		922,017
American Balanced Fund Class A	Registered investment fund	830,186		878,008
Fidelity Advisor Equity Growth Fund	Registered investment fund	82,813		89,089
Munder Index 500 Fund Class A	Registered investment fund	762,860		905,117
Templeton Foreign Fund Class A	Registered investment fund	592,787		663,507
PIMCO Total Return Fund Class A	Registered investment fund	550,793		538,849
Allianz Small Cap Value Fund Class A	Registered investment fund	408,624		431,144
Lord Abbett Mid Cap Fund Class A	Registered investment fund	147,484		146,982
AIM Small Cap Growth Fund Class A	Registered investment fund	144,709		146,033
Fidelity Mid Cap	Registered investment fund	757,144		837,004
		6,459,779		7,135,743

Met Life Stable Value Fund (GAC #25554)	Stable value fund with guaranteed investment contract	2,995,568	**	2,967,032	***

Interest-bearing investments:
Union State Bank*	3.93% money market deposit account	304,828		304,828
Merrill Lynch	4.94% cash management account	27,948		27,948
		332,776		332,776
Loans to participants*	Participant loans (maturing January 2006 to December 2014 at interest rates of 5.00% - 9.25%)	593,598		593,598

Total investments		$18,921,456		$52,450,614

    *  Party-in-interest to the Plan
 **   Contract value
***  Fair value

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions)

/s/ Lynne Allan
Lynne Allan, Trustee

/s/ Shannon Boyle
Shannon Boyle, Trustee

/s/ Thomas Buonaiuto
Thomas Buonaiuto, Trustee

/s/ John Clerkin
John Clerkin, Trustee

/s/ Catherine Martini
Catherine Martini, Trustee

/s/ William O’Neil
William O’Neil, Trustee

Kevin Plunkett, Trustee

/s/ Michael Tedesco
Michael Tedesco, Trustee

Date:    June 29, 2007

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm